# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INLIF Ltd, CIK 0001991592
CUSIP: G4808M118
Title of class of securities: Class A Ordinary Share, par value US$0.0016 per share
Address of issuer's principal executive offices: C/O INLIF LIMITED, No. 88, Hongsi Road,, Yangxi New Area, Honglai Town,, Nan'an City, Quanzhou,, China (F4), 0000
Date of event which requires filing of this statement: 06/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002102862

## Reporting persons
- Xiaoxin Liao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 18,750; shared voting power 0; sole dispositive power 18,750; shared dispositive power 0; aggregate amount beneficially owned 18,750 (0.14% of the class)
  Comment: (1) Represents 300,000 ordinary shares, par value $0.0001 per share (the "Ordinary Shares"), on a pre-reverse stock split basis of the Issuer, granted to the Reporting Person pursuant to an award agreement between the Issuer and the Reporting Person dated May 1, 2025 under the Issuer's 2025 Employee Equity Incentive Plan (the "2025 Plan".) Subsequently, the Issuer underwent a share capital reorganization (the "Reorganization") as reported on a current report on Form 6-K filed with the SEC on June 9, 2025 (File No. 001-42456), pursuant to which the Issuer's then outstanding 15,900,000 Ordinary Shares were divided into 3,400,000 Class A Ordinary Shares and 12,500,000 Class B Ordinary Shares, all on a pre-reverse stock split basis, and the Reporting Person's 300,000 Ordinary Shares became 300,000 Class A Ordinary Shares on an one-on-one basis.
  
  (2) At the time the stock award was granted to the Reporting Person, the Reporting Person did not beneficially own over 5% of the Ordinary Shares. As a result of the Reorganization, the Reporting Person's beneficial ownership of the Class A Ordinary Shares exceeded 5%. Immediately upon the Reorganization was completed, the Reporting Person beneficially owned 8.8% of the then outstanding Class A Ordinary Shares.
  
  (3) As of the date of the filing of this Schedule 13G, the Reporting Person beneficially owns 0.14% of the Class A Ordinary Shares.

## Item 1. Issuer
Name of issuer: INLIF Ltd
Address of issuer's principal executive offices: No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan'an City, Quanzhou, The People's Republic of China

## Item 2. Person Filing
Name of person filing: Xiaoxin Liao
Address of principal business office or, if none, residence: C/O INLIF LIMITED, No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan'an City, Quanzhou, The People's Republic of China.
Citizenship: The People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 18,750 Class A Ordinary Shares
Percent of class: 0.14
Sole power to vote or to direct the vote: 18,750
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: 18,750
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Xiaoxin Liao: /s/ Xiaoxin Liao, Xiaoxin Liao (04/07/2026)